September 14, 2018

Jiangping (Gary) Xiao
Chief Financial Officer
Professional Diversity Network, Inc.
801 W. Adams Street, Sixth Floor
Chicago, Illinois 60607

       Re: Professional Diversity Network, Inc.
           Registration Statement on Form S-3
           Filed September 10, 2018
           File No. 333-227249

Dear Mr. Xiao:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Benjamin Tan